CLIFFORD CHANCE US LLP Two Manhattan West 375 9th Avenue New York, NY 10001-1696 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

May 17, 2024

U.S. Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Ms. Quarles, Senior Counsel, Division of Investment Management

Re:	Axxes Opportunistic Credit Fund (File Nos. 333-278000 and 811-23949)

Dear Ms. Quarles:

On behalf of our client, Axxes Opportunistic Credit Fund (the “Fund”), set forth below are the responses of the Applicant to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on April 15, 2024 in connection with the Registration Statement on Form N-2 (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”) filed with the SEC on March 15, 2024. Below, we provide your comments and the Fund's responses. To the extent edits to the Registration Statement are necessary to respond to the comments, they will be reflected in a pre-effective amendment to the Registration Statement. (the "Pre-Effective Amendment No. 1"). Capitalized terms used but not defined herein have the meanings ascribed to them in the Registration Statement, unless otherwise indicated. References to item and instruction numbers in this letter, unless otherwise specified, are to items and instructions in Form N-2.

GENERAL

Comment 1.	We note that the Registration Statement is missing information and exhibits and contains bracketed disclosures. We may have comments on such portions when you complete them in any pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in any pre-effective amendment. Please plan accordingly.

Response 1. The Fund acknowledges the Staff's comment and will provide information as needed.

Ellie Quarles

May 17, 2024

Comment 2.	Where a comment is made concerning disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Please make all conforming changes.

Response 2. The Fund acknowledges the Staff's comment and will make conforming changes as needed.

Comment 3.	We note that the Registration Statement discloses requests for exemptive relief (e.g., co-investment relief). Please advise us as to the status of the application disclosed in the Registration Statement and whether you have submitted or expect to submit any other exemptive applications or no-action requests in connection with the Registration Statement.

Response 3. The Fund intends to apply for co-investment exemptive relief but has not yet submitted its application. The Fund is not contemplating any other exemptive applications or no-action requests in connection with the Registration Statement at this time.

Comment 4.	Please tell us if you have presented or will present any “test the waters” materials to potential investors in connection with this offering. If so, please provide us with copies of such materials.

Response 4. The Fund has not presented any such materials to potential investors, nor is such a presentation contemplated at this time.

Comment 5.	Please confirm that the Fund does not intend to issue debt securities within 12 months from the effective date of the Registration Statement.

Response 5. The Fund does not currently intend to issue debt securities within 12 months from the effective date of the Registration Statement.

PROSPECTUS

Cover Page

Comment 6.	In the discussion of the Fund’s 80% policy here and elsewhere throughout the prospectus, please delete “intends to” from before “invest at least 80%.”

Response 6. The Pre-Effective Amendment No. 1 will reflect the Staff's comment.

Comment 7.	In the discussion of the investment strategy, please clarify the meaning of “related positions taken to support such credit-related agreements.”

Response 7. In the Pre-Effective Amendment No. 1, the reference to “related positions taken to support such credit-related agreements” will be deleted.

Ellie Quarles

May 17, 2024

Comment 8.	In the first location that you refer to high yield bonds, please also characterize them as “junk bonds.”

Response 8. The Pre-Effective Amendment No. 1 will reflect the Staff's comment.

Comment 9.	In the first discussion of fallen angels, please define the term. To the extent that investments in fallen angels will be a principal investment, please include a discussion in the Investment Objectives and Strategies section and disclose the related risks.

Response 9. The Pre-Effective Amendment No. 1 will reflect the following definition: A “fallen angel” typically refers to a corporate bond that was originally rated investment grade, but was subsequently downgraded to high yield status. The Fund does not presently expect fallen angels to be a principal investment for the Fund. The Fund believes that the risks related to investments in fallen angels are not materially different than the risks related to investments in other high yield bonds.

Comment 10.	On page ii, please clarify which of the “[v]arious Credit Instruments and other investments” are considered speculative. Please revise similar discussions throughout the prospectus.

Response 10. The language in question has been deleted and the Pre-Effective Amendment no. 1 will reflect the deletions in all applicable places in the prospectus.

Comment 11.	Please advise us supplementally whether, and if so, the extent to which, the Fund may invest in private funds that rely on section 3(c)(1) or 3(c)(7) of the 1940 Act. We may have additional comments after reviewing your response.

Response 11. The Fund does not currently intend to invest in private funds that rely on Section 3(c)(1) or 3(c)(7).

Comment 12.	In the discussion of “Securities Offered,” the Fund discloses that monies received will be invested “promptly.” The statement that monies will be invested promptly differs from the disclosure in the Use of Proceeds indicating that the Fund will invest the funds “as soon as practicable (but not in excess of the six months).” Please reconcile those statements.

Response 12. The "Securities Offered" section of the Pre-Effective Amendment No. 1 will reflect that monies received will be invested “as soon as practicable (but not in excess of the months after receipt, except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes).”

Ellie Quarles

May 17, 2024

Comment 13.	Please include a footnote to the table for Class C shares indicating that such shares are subject to a contingent deferred sales charge if repurchased within one year. See Item 1.g. of Form N-2, Instruction 3.

Response 13. The Pre-Effective Amendment No. 1 will reflect the Staff's comment.

Comment 14.	In the discussion of “Interval Fund,” include a cross-reference to the prospectus sections that discuss the risks related to the Fund’s repurchase policies. See Guide 10 to Form N-2.

Response 14. The Pre-Effective Amendment No. 1 will reflect the Staff's comment.

PROSPECTUS SUMMARY

Investment Program

Comment 15.	The Fund discloses that it will invest in credit-related instruments involving shipping and other transportation assets. Please disclose any related risks associated with these investments in the Fund’s later discussion of risks. Please also clarify whether there are any other credit-related instruments besides leases through which the Fund will invest in these assets and describe “other transportation assets.”

Response 15. The Pre-Effective Amendment No. 1 will reflect the Staff’s comment. The Pre-Effective Amendment No. 1 will define "other transportation assets" to include assets such as aircraft and railroad boxcars. The Fund does not expect to invest in credit instruments related to transportation assets other than leases and functionally similar agreements, such as shipping charter contracts, as currently disclosed in the Registration Statement.

Risk Factors

Comment 16.	In the fifth bullet on page 2, please clarify that the Fund’s investments may be in Credit Instruments or equity securities of operating companies whose capital structures are highly leveraged. Please also indicate that the debt of these companies may be considered high yield debt (or junk bonds) and that these issuers may be subject to reorganization, restructuring, or bankruptcy proceedings.

Response 16. The Pre-Effective Amendment No. 1 will reflect the Staff's comment.

Ellie Quarles

May 17, 2024

Comment 17.	In the bullet at the top of page 3, please explain why the Fund may not be able to vote on matters that require approval of investors in its underlying investments.

Response 17. The Pre-Effective Amendment No. 1 will reflect the Staff's comment as drafted below:

The Fund may not be able to vote on matters that require the approval of investors in its underlying investments (e.g., by purchasing non-voting securities in its underlying investments), including matters that could adversely affect the Fund.

Comment 18.	In the third bullet on page 3, please clarify whether the reference to “market exchange” should be to “market or exchange.”

Response 18. The Pre-Effective Amendment No. 1 will reflect "market or exchange."

Comment 19.	In the seventh bullet on page 3, please clarify whether the Fund intends to focus its investments in any specific industry or group of industries of those identified. If so, please provide disclosure in the discussion of the Fund’s principal strategies about the Fund’s concentration in such industry or group of industries.

Response 19. The Fund does not presently intend to focus its investments in any of the industries or sectors listed on the Registration Statement.

Leverage

Comment 20.	Please advise us of the status of entering into a credit facility and include risks specific to that credit facility. Please also file any related material credit agreements.

Response 20. The Fund has not entered into any credit facilities nor is such an entrance intended upon commencement of Fund operations.

Ellie Quarles

May 17, 2024

Distributions

Comment 21.	Please use consistent terminology when you refer to the dividend reinvestment plan throughout the prospectus. We note disclosure that refers to it as the “distribution reinvestment plan” in other locations.

Response 21. The Pre-Effective Amendment No. 1 will reflect the Staff's comment.

SUMMARY OF FUNDS FEES AND EXPENSES

Comment 22.	Please revise clause (1) in footnote 8 regarding reimbursement to refer to the Expense Cap in place at the time such amounts were “waived” rather than “paid or borne.”

Response 22. The Pre-Effective Amendment No. 1 will reflect the Staff's comment.

USE OF PROCEEDS

Comment 23.	Please revise the disclosure to clarify the reason for the delay of up to six months for investing proceeds from the sale of Shares. See Guidelines for Form N-2, Guide 1.

Response 23. The Fund submits that it will partially invest the net proceeds from the offering in accordance with its investment objective as soon as practicable and not later than six months after receipt. Unlike with a traditional closed-end fund, the Fund will not conduct an initial public offering that will result in a one-time receipt of substantial proceeds following a single offering. Instead, similar to an open-end fund, the Fund will conduct a continuous offering and will therefore continuously receive proceeds that will be invested on an ongoing basis as investment opportunities arise and are subsequently evaluated.

The Fund has amended its disclosure to reflect that it will invest proceeds not later than six months after receipt, except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes.

Ellie Quarles

May 17, 2024

INVESTMENT PROGRAM

Investment Objective and Principal Strategies

Comment 24.	Please include a full description of the Fund’s investment objectives and strategies in this section, including a description of the Credit Instruments described on the cover page. Please discuss the expected maturity and duration of these investments.

Response 24. The Fund expects the maturity of most Credit Instruments in which it will invest to range from 3 to 12 years. While the Fund may hold some Credit Instruments to their maturity, the Fund expects most of its investments in Credit Instruments to be held for 3-5 years or less.

Comment 25.	We note cover page and risk disclosure regarding high-yield debt. Please clarify whether the Fund’s principal strategy will include investments in below investment grade securities. If so, please include corresponding strategy disclosure in the summary and in this section, and a corresponding risk bullet point on the cover page regarding investments in “junk” bonds.

Response 25. The Fund submits that investing in below investment grade instruments is part of the Fund's principal investment strategy and Pre-Effective Amendment No. 1 will include corresponding strategy and risk bullet disclosure in the applicable sections.

Comment 26.	We note the “Covenant-Lite Loans” risk. Please provide corresponding strategy disclosure about “covenant-lite” loans if they will be part of the Fund’s principal investments.

Response 26. The Fund submits that covenant-lite loans are expected to constitute a principal investment for the Fund, since a large percentage of the leveraged loan market consists of covenant-lite loans. Pre-Effective Amendment No. 1 will include additional disclosure in the applicable sections.

Comment 27.	We note that the Fund intends to invest in convertible securities. If the fund expects to invest in contingent convertible securities (“CoCos”), the Fund should consider what, if any, disclosure is appropriate. If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure.

Response 27. The Fund may invest in CoCos, however, the Fund does not currently expect that they will be a principal investment for the Fund.

Ellie Quarles

May 17, 2024

Comment 28.	The “Direct Origination” risk indicates that the Fund will engage in origination activities. Please describe the Fund’s or affiliated parties’ experience with originating loans. Please clearly explain the extent to which the Fund intends to engage in origination activities and briefly describe the loan selection process in the Fund’s investment strategy disclosure. Please clarify whether the Fund intends to originate whole loans to retain within the Fund, intends to syndicate such loans, intends to invest itself in syndicated loans, or all of the above. Furthermore, where appropriate, please add applicable disclosure addressing:

•	Any limits on loan origination by the Fund, including a description of any limits imposed by the Fund’s fundamental restrictions and related interpretations including with respect to making loans;

•	The loan selection process, including maturity and duration of individual loans and any limits on the amount of loans the Fund may originate to issuers in the same industry;

•	The underwriting standards for these loans;

•	Whether the Fund will be involved in servicing the loans, and if so, a description of its servicing obligations; and

•	If the Fund expects to originate subprime loans, the extent to which the Fund expects to do so and any unique risks.

We may have additional comments after reviewing your responses.

Response 28. While the Fund may engage in the direct origination of Credit Instruments, those direct origination activities are not expected to constitute a principal investment for the Fund. Also, the Fund expects any direct origination activities will relate to corporate credits (such as secured loans to below investment grade rated corporate borrowers) rather than consumer credits (such as residential mortgages or unsecured consumer loans). The Fund does not expect to originate subprime consumer loans.

The Pre-Effective Amendment No. 1 will reflect the following disclosure:

In determining whether to originate a direct loan, in addition to a review of the investment opportunity, the Fund will rely upon the creditworthiness of the borrower and/or any collateral for payment of interest and repayment of principal. The Fund's Sub-Adviser will utilize a proprietary analysis of the appropriateness of each loan for the Fund that includes consideration of factors which may include collateral quality, credit support, structure, market conditions, geographic concentration and interest rate and pre-payment risk, among other factors, before an investment is approved.

Ellie Quarles

May 17, 2024

The Fund may originate loans in accordance with its investment objective, investment strategies, fundamental investment restrictions and the limitations of the 1940 Act, including but not limited to Section 17 thereof. The Fund will not be involved in servicing such loans. Additionally, consistent with its fundamental investment restriction relating to industry concentration, the Fund will not originate loans to issuers in any one industry in an amount exceeding 25% of the Fund’s total assets. The Fund does not intend to originate subprime consumer loans. There is no limit on the maturity or duration of the loans that the Fund will originate. The Fund may originate whole loans, secured and unsecured notes, senior and second lien loans, mezzanine loans or similar investments. The Fund does not intend to syndicate loans but may invest in syndicated loans.

Comment 29.	We note the risk disclosure regarding warrants. If warrants will be a principal investment, please describe the Fund’s plans regarding investments in warrants in the principal strategy section.

Response 29. While the Fund may invest in warrants, they are not expected to constitute a principal investment for the Fund. For example, the Fund might receive warrants in connection with the restructuring or workout of a distressed Credit Instrument or a new financing to a stressed or distressed corporate borrower.

Comment 30.	We note the risk disclosure regarding unitranche loans. Please describe investments in unitranche loans in the principal strategy section to the extent that they will constitute a principal investment.

Response 30. While the Fund may invest in unitranche loans, they are not expected to constitute a principal investment for the Fund.

Comment 31.	We note the risk disclosure regarding small and middle-market companies as well as small capitalization companies. Please disclose in the principal strategy section that the Fund will invest in small and middle-market companies as well as smaller capitalization companies to the extent that they will be a principal investment.

Response 31. While the Fund may invest in small and middle-market companies as well as small capitalization companies, these are not expected to constitute principal investments for the Fund.

Ellie Quarles

May 17, 2024

Comment 32.	In the fourth paragraph, please describe the types of issuers of preferred and common equity in which the Fund may invest. We note disclosure on page ii regarding some of the financial difficulties these issuers may face. Please provide similar disclosure in this section as well.

Response 32. While the Fund may invest in preferred and common equity, they are not expected to constitute a principal investment for the Fund. The Fund may invest opportunistically in preferred and common equity either (i) in connection with the workout or restructuring of an existing credit investment or (ii) which it believes will provide an attractive income-based return.

Comment 33.	In the second paragraph on page 12, please provide examples of the broad range of Credit Instruments in which the Fund will invest that would be expected to generate attractive returns in relation to the greater risks presented by distressed and stressed situations.

Response 33. The Pre-Effective Amendment No. 1 will include the following disclosure at the end of the above-referenced paragraph:

Such investments may involve multiple components, such as senior debt, subordinated debt, warrants or other options and common equity.

Comment 34.	In the description of “Other” on page 12, please disclose the other types of assets and opportunities in which the Fund may invest.

Response 34. The Pre-Effective Amendment No. 1 will include the following disclosure at the end of the above-referenced paragraph:

For example, the Fund may invest opportunistically in equity and hybrid securities (including convertible debt, preferred stock and common equity) in connection with the workout or restructuring of an existing credit investment or which it believes will provide an attractive income-based return. In addition, the Fund may invest in a hard asset (such as a ship or aircraft) in connection with a hard asset related Credit Instrument.

Comment 35.	In the discussion of “Asset Allocation” on page 14, please disclose the level of liquid assets the Fund intends to hold.

Response 35. The Fund intends to hold liquid assets in order to operate in compliance as a closed-end interval fund and as required by the 1940 Act and applicable to the Fund and Pre-Effective Amendment No. 1 will reflect this intention.

Ellie Quarles

May 17, 2024

TYPES OF INVESTMENTS AND RELATED RISKS

Risks Relating to Investing in the Fund

Comment 36.	Please tailor the “Dependence on Key Personnel Risk” to the Fund. As it is drafted, this risk is general and does not specify reliance on any particular person.

Response 36. The Fund respectfully submits that there are various personnel employed with the Adviser and Sub-Adviser that may, at any given time, be deemed a key person for the Fund. As a result, the Fund does not believe identification of any particular person is appropriate at this time. To the extent in the future a particular person should be identified in this risk factor, the Fund will update the relevant disclosure accordingly.

Comment 37.	With respect to the “Sanctions” risk, please clarify whether the Fund will undertake to avoid portfolio companies that are operating in countries subject to sanctions.

Response 37. The Pre-Effective Amendment No. 1 will reflect the Staff's comment.

Comment 38.	In the “Force Majeure Risk,” please consider whether the discussion of COVID-19 should be updated to describe current circumstances.

Response 38. The Fund respectfully declines to make the requested change. The Fund believes that the discussion of COVID-19, as currently drafted, adequately captures the relevant risks associated with the outbreak.

Comment 39.	In the “PIK Interest” risk, please disclose that use of PIK securities may provide certain benefits to the Fund’s Adviser including increasing management fees and incentive compensation.

Response 39. The Pre-Effective Amendment No. 1 will reflect the Staff's comment.

Ellie Quarles

May 17, 2024

Comment 40.	Please consider whether “Risks related to the transition away from LIBOR” and “SOFR Risk” should be updated to reflect more recent events.

Response 40. The Fund respectfully declines to make the requested change, as the discussion surrounding LIBOR and SOFR, as currently drafted, adequately captures the relevant risks associated with the transition from LIBOR to SOFR.

Comment 41.	If the Fund will invest in emerging market Credit Instruments as a principal investment, please disclose the risks of such investments in “Non-U.S. Risk” or near that disclosure and provide disclosure about these investments in “Investment Objectives and Strategies.”

Response 41. The Fund does not presently intend to invest in emerging market Credit Instruments as a principal investment.

Other Risks

Comment 42.	Please consider disclosing certain of the “Other Risks” earlier in the description of “Risks Related to Investing in the Fund.” For example, please move the risks disclosed in the “No History of Operations,” “Limitations on Transfer; Shares Not Listed; No Market for Class A Shares, Class C Shares, or Class I Shares,” and “Closed-end Fund; Liquidity Risks” so that they appear among the initial risks that you describe instead of including them in a separate section.

Response 42. The Pre-Effective Amendment No. 1 will reflect the Staff's comment.

Comment 43.	“No Operating History” refers to the Fund having no history of public trading and that the Fund is not designed as a trading vehicle, which may confuse investors as the Fund will not be publicly traded. Please delete those references and clarify that the Fund will not be publicly traded.

Response 43. The Pre-Effective Amendment No. 1 will reflect the Staff's comment.

Comment 44.	In the “Incentive Fee Risk,” please include OID securities as a type of security that accrues interest but the interest has not been received.

Response 44. The Pre-Effective Amendment No. 1 will reflect the Staff's comment.

Ellie Quarles

May 17, 2024

MANAGEMENT

Comment 45.	Please disclose whether pre-incentive fee net investment income includes investments with a deferred interest feature, such as original issue discount, debt instruments with payment-in-kind, and zero-coupon securities.

Response 45. The Pre-Effective Amendment No. 1 will reflect the Staff's comment.

Comment 46.	Please include a graphical representation of the income-related portion of the incentive fee and examples demonstrating the operation of the incentive fee.

Response 46. The Fund confirms that a pre-effective amendment will reflect the Staff's comment.

Comment 47.	If the Fund will invest ten percent or more of its assets in foreign securities, please provide the basis to assess the expertise of the Adviser and Sub-Adviser with respect to foreign investments. See Guide 9 to Form N-2.

Response 47. The Pre-Effective Amendment No. 1 will reflect the Staff's comment.

CONFLICTS OF INTEREST

Comment 48.	In the discussion of the request for co-investment relief on page 52 and in other locations in which such relief is discussed, please state that there are no assurances that you will receive the requested relief.

Response 48. The Pre-Effective Amendment No. 1 will reflect the Staff's comment.

REPURCHASES AND TRANSFERS OF SHARES

Notice to Shareholders

Comment 49.	Please indicate that the notice will disclose any fees applicable to a repurchase, including an Early Repurchase Fee for holders that have held Shares less than 365 days. See Rule 23c-3(b)(4)(i)(B).

Response 49. The Pre-Effective Amendment No. 1 will reflect the Staff's comment.

Ellie Quarles

May 17, 2024

Repurchase Price

Comment 50.	Disclose how frequently the Fund will compute and make available the current NAV. See Rule 23c-3(b)(7).

Response 50. The Pre-Effective Amendment No. 1 will reflect the Staff's comment.

Consequences of Repurchase Offers

Comment 51.	Please include a cross reference to the risk factors regarding a return of capital.

Response 51. The Pre-Effective Amendment No. 1 will reflect the Staff's comment.

Derivative Actions

Comment 52.	Please revise the disclosure to indicate that the pre-suit demand requirement does not apply to claims arising under the federal securities laws.

Response 52. The Pre-Effective Amendment No. 1 will reflect the Staff's comment.

Comment 53.	Please revise the discussion of the Shareholder’s requirement to include an undertaking to reimburse the Fund if the Trustees determine not to bring an action to make clear that this requirement would not apply to claims arising under the federal securities laws.

Response 53. The Pre-Effective Amendment No. 1 will reflect the Staff's comment.

STATEMENT OF ADDITIONAL INFORMATION

MANAGEMENT OF THE FUND

Comment 54.	Please provide the disclosure required by Item 18.7 of Form N-2.

Response 54. The Pre-Effective Amendment No. 1 will reflect the Staff's comment.

Ellie Quarles

May 17, 2024

EXHIBITS

Comment 55.	Please include hyperlinks to the items that are incorporated by reference.

Response 55. The Pre-Effective Amendment No. 1 will reflect the Staff's comment.

SIGNATURES

Comment 56.	Section 6(a) of the Securities Act of 1933 requires registration statements to be signed by the principal executive officer, principal financial officer, and a majority of the Trustees. This Registration Statement was signed solely by the Initial Sole Trustee. Please ensure that a pre-effective amendment to this Registration Statement is signed by all persons required under Section 6(a), including a majority of the Trustees and any powers of attorney are filed as exhibits.

Response 56. The Fund confirms that a pre-effective amendment will reflect the Staff's comment.

*        *        *

Ellie Quarles

May 17, 2024

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (347) 607-9103 or Vadim Avdeychik at (212) 878-3055. Thank you.

Best Regards,

/s/ Dennis Morrisroe

Dennis Morrisroe
Clifford Chance US LLP

cc:	Axxes Opportunistic Credit

Adrain Bryant

Clifford Chance US LLP

Vadim Avdeychik

Emily Picard